

August 10, 2011

Richard W. Pehlke
Interim Chief Financial Officer
Heidrick & Struggles International, Inc.
233 South Wacker Drive
Suite 4200
Chicago, IL 60606-6303

>   **Re: Heidrick & Struggles International, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2010**
>   **Filed March 16, 2011**
>   **File No. 000-25837**

Dear Mr. Pehlke:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

2011 Outlook, page 19

1.   Please tell us how your forecast of 2011 net revenue and operating margin complies with Item 10(b) of Regulation S-K.

Richard W. Pehlke
Heidrick & Struggles International, Inc.
August 10, 2011
Page 2

Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation, page 42

2.   We note your adjustment to correct an error. Please tell us how the Company determined this adjustment was not material for each of the reporting periods effected. Within your response, please ensure that you address the quarterly reporting periods as well and the annual reporting periods.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief